UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Notice of Annual General Meeting along with Legend.
2.	Exhibit Index – Annual Report 2023-24

August 5, 2024

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Sir/Madam,

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is with reference to our letter dated June 29, 2024, regarding convening of the Thirtieth Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Thursday, August 29, 2024 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

We wish to inform you that the Notice of the AGM and Annual Report 2023-24 be sent to the American Depository Shares (ADS) holders have been uploaded on the website of the Bank and can be accessed at https://www.icicibank.com/about-us/annual. Additionally, provision for email delivery of the Annual Report, Notice and relevant enclosures to ADS holders is also being initiated in co-ordination with the overseas depository bank, Deutsche Bank Trust Company Americas (DBTCA).

We are enclosing for your information and records a copy of the Notice of the AGM of the Bank. The said Notice has an additional legend attached which is being provided to the ADS holders for information purpose only.

The brief details of the businesses to be transacted at the AGM are given in Annexure.

You are requested to take note of the above and arrange to bring it to the notice of all concerned.

Annexure

Brief details of the businesses to be transacted at the Thirtieth AGM of the Bank through remote e-voting prior to the AGM and e-voting during the AGM

Sr. No.	Resolution	Type of Resolution (Ordinary/ Special)
Ordinary Business
1	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2024	Ordinary
2	Declaration of dividend on equity shares for the year ended March 31, 2024	Ordinary
3	Re-appointment of Mr. Rakesh Jha as a Director (DIN: 00042075), who retires by rotation and, being eligible, offers himself for re-appointment	Ordinary
4	Appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank	Ordinary
5	Appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank	Ordinary
6	Payment of remuneration to M/s. M S K A & Associates, Chartered Accountants (Registration No. 105047W) and M/s. KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621), current Joint Statutory Auditors of the Bank	Ordinary
Special Business
7	Appointment of Mr. Rohit Bhasin (DIN: 02478962) as an Independent Director of the Bank	Special
8	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank	Ordinary
9	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank	Ordinary
10	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank	Ordinary
11	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank	Ordinary

12	Modification of earlier approved Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2025	Ordinary
13	Modification of earlier approved Material Related Party Transactions for subscription of securities issued by the Related Party and purchase of securities from the Related Party (issued by related or unrelated parties) by the Bank for FY2025	Ordinary
14	Modification of earlier approved Material Related Party Transactions for sale of securities to the Related Party (issued by related or unrelated parties) by the Bank for FY2025	Ordinary
15	Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2025	Ordinary
16	Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2025	Ordinary
17	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2025	Ordinary
18	Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2026	Ordinary
19	Material Related Party Transactions for subscription of securities issued by the Related Parties and purchase of securities from the Related Parties (issued by related or unrelated parties) by the Bank for FY2026	Ordinary
20	Material Related Party Transactions for sale of securities to the Related Parties (issued by related or unrelated parties) by the Bank for FY2026	Ordinary
21	Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Parties for FY2026	Ordinary
22	Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2026	Ordinary
23	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Party for FY2026	Ordinary
24	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Party for FY2026	Ordinary

25	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2026	Ordinary
26	Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2026	Ordinary
27	Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2026	Ordinary
28	Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2026	Ordinary

ICICI Bank Limited ICICI Bank Tower, Bandra-Kurla Complex, Mumbai – 400 051, India.	Tel: (91) (22) 4008 8900 Email: companysecretary@icicibank.com Website: www.icicibank.com CIN: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, India

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-40088900

Website: www.icicibank.com, E-mail: companysecretary@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

NOTICE

NOTICE is hereby given that the Thirtieth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Thursday, August 29, 2024 at 3:00 p.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone and consolidated financial statements for the financial year ended March 31, 2024 together with the Reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Rakesh Jha (DIN: 00042075), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India ("RBI") guidelines and pursuant to the approval granted by RBI, M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) be appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this meeting till the conclusion of the Thirty-First Annual General Meeting of the Bank on such terms including remuneration as detailed in the explanatory statement annexed to the Notice convening this meeting.

5.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India ("RBI") guidelines and pursuant to the approval granted by RBI, M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) be appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this meeting till the conclusion of the Thirty-First Annual General Meeting of the Bank

on such terms including remuneration as detailed in the explanatory statement annexed to the Notice convening this meeting.

6.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable and in furtherance of the resolutions passed by the Members of the Bank at the Twenty-Ninth Annual General Meeting held on August 30, 2023 for the appointment and payment of remuneration to M/s. M S K A & Associates, Chartered Accountants (Registration No. 105047W) (hereinafter referred to as “M S K A & Associates”) and M/s. KKC & Associates LLP, Chartered Accountants (formerly M/s. Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) (hereinafter referred to as “KKC & Associates”), Joint Statutory Auditors of the Bank, approval of the Members of the Bank be and is hereby accorded for payment of such remuneration to M S K A & Associates and KKC & Associates, as detailed in the explanatory statement annexed to the Notice convening this meeting.

SPECIAL BUSINESS

7.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any, and applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), Mr. Rohit Bhasin (DIN: 02478962), who was appointed as an Additional Independent Director of ICICI Bank Limited (“Bank”), with effect from July 26, 2024 and in respect of whom the Bank has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from July 26, 2024.

NOTICE

8.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer (MD & CEO), be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,887,300 per month with effect from April 1, 2024

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 2,014,935 per month with effect from April 1, 2024

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

9.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

NOTICE

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2024

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act,

1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,791,684 per month with effect from April 1, 2024

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Batra and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2024

Perquisites:

NOTICE

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,791,684 per month with effect from ApriI 1, 2024

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Jha and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Jha shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration for Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2024

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

NOTICE

Supplementary Allowance:

Rs. 1,791,684 per month with effect from April 1, 2024

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Gupta and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Gupta shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

12.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure

Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangement/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for acceptance of Current account and Savings account (“CASA”) deposits by the Bank whether by way of fresh deposit(s) or any extension(s) or modification(s) of earlier contracts/arrangements/transactions or otherwise, from time to time, with the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the maximum balance at any day during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

13.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for-

(i)	subscription of securities issued by the Related Party, and

(ii)	purchase of securities from the Related Party (issued by related or unrelated party)

as listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed

Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

14.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities to the Related Party (issued by related or unrelated parties) listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

15.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisionsof law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, from time to time, to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Prudential Life Insurance Company Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

16.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for dividend payout, by ICICI Prudential Asset Management Company Limited, from time to time, to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/ arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Prudential Asset Management Company Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

17.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) pertaining to foreign exchange and derivative transactions, from time to time, with the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, wherein the Bank acts as a market participant, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

18.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable

Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangement/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for acceptance of Current account and Savings account (“CASA”) deposits by the Bank whether by way of fresh deposit(s) or any extension(s) or modification(s) of earlier contracts/arrangements/transactions or otherwise, from time to time, with the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the maximum balance at any day during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

NOTICE

19.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for –

(i)	subscription of securities issued by the Related Parties, and

(ii)	purchase of securities from the Related Parties (issued by related or unrelated parties)

as listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

20.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities to the Related Parties (issued by related or unrelated parties) listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

21. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for granting of credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting on such terms and conditions as may be permitted under the Applicable Laws, and relevant policies of the Bank, including interest and other charges receivable in connection with such facilities, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

22.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for Purchase and/or sale of loans, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

23.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

NOTICE

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

24.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

25.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) pertaining to foreign exchange and derivative transactions with the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting wherein the Bank acts as a market participant, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

26.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

NOTICE

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing insurance services from the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

27.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, from time to time, to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Prudential Life Insurance Company Limited.

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

28.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for dividend payout, by ICICI Prudential Asset Management Company Limited, from time to time, to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2026 (‘FY2026’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Prudential Asset Management Company Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4 to 28 as set out in the Notice is annexed hereto. The Board of Directors of the Company has considered and decided to include Item Nos. 7 to 28 given above as Special Business in the forthcoming Annual General Meeting (AGM) as they are unavoidable in nature.

b.	In compliance with the General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs, Government of India (MCA Circulars), the AGM of the Bank will be held through VC/OAVM.

NOTICE

c.	Pursuant to MCA Circulars, Circular No. SEBI/HO/ CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and other relevant circulars, including Circular No. SEBI/ HO/CFD/PoD-2/P/CIR/2023/167 dated October 7, 2023 issued by the Securities and Exchange Board of India (SEBI), the physical attendance of the Members at the AGM has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed to this Notice.

d.	Corporate Members intending to appoint their Authorised Representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Bank at iciciagm@icicibank.com.

e.	Annual Report 2023-24 and this Notice are being sent only through electronic mode to those Members whose email addresses are registered with the Company/Depository Participants. The physical copy of the Annual Report 2023-24 and this Notice will be sent to those Members who request for the same. Members may note that the Annual Report 2023-24 and this Notice can also be accessed on the Bank’s website at https://www.icicibank.com/about-us/annual, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of the National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

f.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

g.	Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements)

Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide its Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting prior to the AGM and e-voting during the AGM will be provided by NSDL.

h.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Thursday, August 22, 2024, (including those Members who may not have received this Notice due to non-registration of their email address with the Company/Depository Participants) only shall be entitled to avail the facility of remote e-voting prior to the AGM and e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Thursday, August 22, 2024, subject to the provisions of the Banking Regulation Act, 1949, as amended.

i.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

j.	The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

k.	The Members who have cast their votes through remote e-voting prior to the AGM may aIso attend the AGM but shall not be entitled to cast their votes again.

l.	The remote e-voting period commences on Saturday, August 24, 2024 (9:00 a.m. IST) and ends on Wednesday, August 28, 2024 (5:00 p.m. IST). During this period, the Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date i.e. Thursday, August 22, 2024 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently.

NOTICE

m.	The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for Individual Shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.   Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-Voting period.

2.  If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” Portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

3.  Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.   Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

NOTICE

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)

1.   Users who have opted for CDSL Easi/Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi/Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password.

2.   After successful login the Easi/Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers’ website directly.

3.   If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.   Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022-4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at Toll free No.: 1800 22 55 33

NOTICE

B) Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if DP ID is IN300*** and Client ID is 12****** then User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if Beneficiary ID is 12************** then User ID is 12**************
For Members who hold shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example, if folio number is 001*** and EVEN is 129550 then User ID is 129550001***

5.	Your Password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)	If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit Client ID for

NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the Initial password or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	Click on “Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

NOTICE

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of ICICI Bank Limited.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depository Participants, may send a request to evoting@nsdl.com or to the Company at iciciagm@icicibank.com for procuring User ID and Password for e-Voting.

Any person holding shares in physical form and nonindividual shareholders, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Thursday, August 22, 2024, may obtain the User ID and Password by sending a request at evoting@nsdl.com or to the Company at iciciagm@icicibank.com. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing User ID and Password for casting your vote. If you forgot your Password, you can reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on 022-4886 7000. In case of individual shareholders holding shares in demat mode who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and who holds shares as on the cut-off date i.e. Thursday, August 22, 2024, may follow steps mentioned above under “Access to NSDL e-Voting system”.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/FAQ’s section at www.evoting.nsdl.com or call on 022-4886 7000 or send a request at evoting@nsdl.com or contact Mr. Sanjeev Yadav, Assistant Manager, National Securities Depository Limited, Trade World, ’A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013 at SanjeevY@nsdl.com. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or call on 022-4008 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

n.	The procedure for e-voting during the AGM is same as the instructions mentioned above for remote e-voting.

o.	Members who have not cast their votes on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

p.	Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

NOTICE

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

q.	Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-voting system. Members may access the same by following the steps mentioned above for “Access to NSDL e-voting system”. After successful login, you can see link of “VC/OAVM link” placed under Join Meeting menu against company name. You are requested to click on VC/OAVM link placed under “Join Meeting” menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this Notice to avoid last minute rush.

r.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

s.	Members are encouraged to join the Meeting through Laptops for better experience.

t.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the Meeting.

u.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

v.	Members who need assistance before or during the AGM with use of technology may call on 022-4886 7000 or contact Mr. Sanjeev Yadav, Assistant Manager, National Securities Depository Limited at SanjeevY@nsdl.com.

w.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

x.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icicibank.com before 5:00 p.m. IST on Tuesday, August 27, 2024.

y.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank.com mentioning their name, demat account number/ folio number, mobile number between 9:00 a.m. IST on Sunday, August 25, 2024 and 5:00 p.m. IST on Tuesday, August 27, 2024. Those Members who have registered themselves as a speaker will only be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND RELATED INFORMATION

z.	The Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM, is August 12, 2024.

aa.	Dividend for the year ended March 31, 2024, at the rate of Rs. 10 per fully paid-up equity share of face value of Rs. 2 each, as recommended by the Board of Directors, will be paid/despatched after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in electronic form to all beneficial owners as per the details furnished by the Depositories as on the Record Date i.e. as on the close of August 12, 2024.

bb.	As per the prevailing provisions under the Incometax Act, 1961, dividend paid or distributed by Bank shall be taxable in the hands of the Members. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

NOTICE

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc.	Mr. P. N. Parikh (FCS No.: 327, COP No.: 1228) of Parikh Parekh & Associates, Practising Company Secretaries or failing him Ms. Jigyasa N. Ved (FCS No.: 6488, COP No.: 6018) of Parikh Parekh & Associates, Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

dd.	The Scrutinizer shall make a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairman or a person authorised by him in writing, who shall countersign the same. The Chairman or a person authorised by him shall declare the results of the voting forthwith.

ee.	The Results declared alongwith the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company’s website at www.icicibank.com as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

gg.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at https://www.evoting.nsdl.com.

hh.	Institutional shareholders (i.e. other than individuals,HUF, NRI, etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to icicibank.scrutinizer@gmail.com with a copy marked to evoting@nsdl.com. Institutional shareholders can also upload their Board Resolution/Authority Letter etc. by clicking on “Upload Board Resolution/Authority Letter” displayed under “e-Voting” tab in their login.

ii.	Any person, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cutoff date i.e. Thursday, August 22, 2024 can cast the vote by following the instructions as mentioned in this Notice.

jj.	Investors can contact Registrar & Transfer Agent (R & T Agent) of the Bank as detailed hereinafter:

R & T Agent for Equity Shares:

Ms. C Shobha Anand

KFin Technologies Limited

Unit: ICICI Bank Limited

Selenium Building, Tower-B

Plot No. 31 & 32, Financial District

Nanakramguda, Serlingampally

Hyderabad 500 032, Rangareddy

Telangana, India

Tel. No.: +91-040-6716 2222

Fax No.: +91-040-2342 0814

Toll free No.: 18003094001

E-mail: einward.ris@kfintech.com

Website: https://ris.kfintech.com

Investor Support Centre: https://ris.kfintech.com/clientservices/isc

R & T Agent for Bonds/Debentures:

Mr. Vijay Singh Chauhan

3i Infotech Limited

International Infotech Park, Tower # 5, 3rd Floor

Vashi Railway Station Complex, Vashi

Navi Mumbai 400 703, Maharashtra, India

Tel. No.: +91-22-7123 8034/35

E-mail: ICICIbonds@3i-infotech.com

Website: https://www.3i-infotech.com/investors/

kk.	SEBI vide its various circulars has inter-alia mandated:

(a)	furnishing of PAN, KYC details and nomination by the holders of physical securities (b) payment including dividend, interest or redemption payment only through electronic mode with effect from April 1, 2024. Further, as mandated by SEBI, Investors are requested to note that in case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature in respect of physical folios, dividend/interest etc. shall be paid only through electronic mode with effect from April 1, 2024 upon furnishing all the aforesaid details in entirety.

ll.	Investors holding securities in physical form are requested to register/update their KYC details including Permanent Account Number, postal address, email address, bank details etc. by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in Form ISR-1 to the R & T Agent of the Bank. Investors holding securities in dematerialised form are requested to register/update their KYC details with their respective Depository Participants.

NOTICE

mm.	Investors can avail the facility of nomination in respect of securities held by them in physical form pursuantto the provisions of Section 72 of the Companies Act, 2013. Investors desiring to avail this facility may send their nomination in the prescribed Form SH-13 duly filled, to the R & T Agent of the Bank. If the Investor desires to opt out or cancel the earlier nomination and record a fresh nomination, he/she may submit the same in Form ISR-3 or Form SH-14 as the case may be. Investors holding securities in dematerailised form are requested to contact their respective Depository Participants for availing this facility.

nn.	Investors may please note that SEBI has mandated listed companies to issue the securities in dematerialised form only while processing following service requests viz. issue of duplicate securities certificate; claim from unclaimed suspense account; renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/folios; transmission and transposition. Accordingly, Investors are requested to make service requests by submitting duly filled and signed Form ISR-4 to the R & T Agent of the Bank.

oo.	The Relevant Forms viz. Form ISR-1, Form ISR-3, Form ISR-4, Form SH-13 and Form SH-14 are available on the website of the Bank at https://www.icicibank. com/about-us/invest-relations.page?#toptitle and on the website of the R&T Agent, KFin Technologies Limited (for equity shares) at https://ris.kfintech.com/clientservices/isc/default.aspx#isc_download_hrd and 3i Infotech Limited (for bonds/debentures) at https://www.3i-infotech.com/investors/.

pp.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the dividend amounts remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid

Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2016 was transferred to the IEPF during financial year ended 2024. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

qq.	The unclaimed dividend for the financial year ended March 31, 2017 would accordingly be transferred to IEPF in August 2024. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

rr.	Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2018 and subsequent years are requested to submit their claims to KFin Technologies Limited, R & T Agent of the Bank without any delay.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 27, 2024

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

NOTICE

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 4 to 6

M S K A & Associates and KKC & Associates have been Joint Statutory Auditors of the Bank for three consecutive years, which is the maximum term for statutory auditors of banking companies as per the circular issued by RBI on ‘Guidelines for Appointment of Statutory Central Auditors (SCAs)/Statutory Auditors (SAs) of Commercial Banks (excluding RRBs), UCBs and NBFCs (including HFCs)’, dated April 27, 2021. Hence, they would be retiring at the conclusion of the forthcoming Annual General Meeting (AGM).

Accordingly, the Board, based on the recommendation of the Audit Committee, proposed to appoint M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) (hereinafter referred to as “B S R & Co. LLP”) and M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) (hereinafter referred to as “C N K & Associates LLP”) as the Joint Statutory Auditors of the Bank to hold office from the conclusion of this AGM till the conclusion of the Thirty-First AGM of the Bank. Their appointment has been approved by RBI for a period of one year.

As per the requirement of the Companies Act, 2013 (“Act”), B S R & Co. LLP and C N K & Associates LLP have confirmed that the appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and that they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

B S R & Co. LLP is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. B S R & Co. LLP is having its presence in various cities which includes Mumbai, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, Chandigarh, Ahmedabad, Vadodara, Noida, Jaipur, Gandhinagar and Kochi. It has over 4,000 staff and over 140 partners. B S R & Co. LLP audits various companies listed on stock exchanges in India including banking companies in the financial services sector.

C N K & Associates LLP, is a multi-disciplinary Chartered Accountancy firm, head quartered in Mumbai, providing a wide spectrum of professional services including statutory audits, internal/management audits and information systems audits, taxation - both direct and indirect and transaction advisory and other consulting services. C N K & Associates LLP comprises of over 800 personnel specializing in their respective service lines, having its presence in various cities which includes Mumbai, Vadodara, Bengaluru, Chennai, Delhi, Pune, Ahmedabad and Gift City (Gandhinagar). The firm also has vast experience in the Banking, Financial Services and Insurance (BFSI) sector, having provided audit/non-audit and consultancy services to private, public, regulator and foreign banks.

The terms of appointment of B S R & Co. LLP and C N K & Associates LLP as the Joint Statutory Auditors of the Bank, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with the applicable provisions of the Act, financial results in accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (other than Q1-2025), Long Form Audit Report (LFAR), audit of foreign branches of the Bank for FY2025 and certain other verification and certification requirements as per various regulatory guidelines. The limited review of financial results of the Bank for Q1-2025 has been conducted by M S K A & Associates and KKC & Associates LLP, current Joint Statutory Auditors.

Based on the recommendation of the Audit Committee, the Board has approved payment of remuneration for FY2025 to the Joint Statutory Auditors for the time being in force amounting to Rs. 62.5 million, plus reimbursement of out-of-pocket expenses upto a maximum of Rs. 3.0 million and goods and services tax and such other tax(es) as may be applicable. The above-mentioned fees for FY2025 is inclusive of the fees of Rs. 12.0 million, plus out-of-pocket expenses upto a maximum of Rs. 0.45 million and goods and services tax and such other tax(es) as may be applicable, to be paid to M S K A & Associates and KKC & Associates for the limited review of financial results of the Bank for Q1-2025. The balance remuneration amount would be allocated between B S R & Co. LLP and C N K & Associates LLP as may be mutually agreed between the Bank and the proposed Joint Statutory Auditors, depending upon their respective scope of work.

The Board recommends the Resolutions at Item Nos. 4 to 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolutions at Item Nos. 4 to 6 of the accompanying Notice.

NOTICE

The copy of the approval granted by RBI will be made available for inspection in electronic mode.

Item No. 7

The Board of Directors of ICICI Bank Limited (“Bank”) at its meeting held on June 29, 2024 based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“BGRNC”), approved the appointment of Mr. Rohit Bhasin (DIN: 02478962) as an Additional Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from July 26, 2024, subject to the approval of Members.

Mr. Bhasin possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/ regulations/circulars/notifications/guidelines/clarifications issued from time to time by Reserve Bank of India (“RBI”) and has the key attributes necessary to be appointed as an Independent Director on the Board of the Bank.

The BGRNC and the Board have determined that Mr. Bhasin is a fit and proper person to hold the office as an Independent Director of the Bank as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority. Further, in the opinion of the Board and based on the declaration of independence submitted by him, Mr. Bhasin is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

In terms of the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Mr. Bhasin has enrolled his name in the online databank of Independent Directors maintained by the Government of India.

Mr. Bhasin is not disqualified from being appointed as a Director in terms of Section 164 of the Act. In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose

Mr. Bhasin as a candidate for the office of Independent Director of the Bank.

Given his skills, experience, expertise and stature, the Board considers it desirable and in the interest of and benefit to the Bank to appoint Mr. Bhasin as an Independent Director with effect from July 26, 2024 for a period until July 25, 2029.

Regulation 17(1C) of the SEBI Listing Regulations stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, as per Regulation 25(2A) of the SEBI Listing Regulations, the appointment of an Independent Director shall be subject to the approval of members by way of a Special Resolution. Keeping in view the above referred provisions, the approval of the Members of the Bank is being sought, by passing a Special Resolution, for the appointment of Mr. Bhasin as an Independent Director on the Board of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice. The Board recommends the Resolution at Item No. 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bhasin and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 7 of the accompanying Notice.

The terms and conditions relating to the appointment of Mr. Bhasin would be available for inspection in electronic mode.

Item Nos. 8 to 11

The Bank has a compensation policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes sharelinked instruments (including stock options) or cash or a mix of cash and share-linked instruments (including stock options). The variable pay is determined by the Board Governance, Remuneration & Nomination Committee ("BGRNC") and the Board of Directors after evaluating performance vis-à-vis defined Key Performance Indicators which comprised various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Directors is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

NOTICE

The Board had, at its meeting held on April 27, 2024, based on the recommendation of the BGRNC approved (a) payment of performance bonus of Rs. 34,749,916 to Mr. Sandeep Bakhshi, Rs. 30,194,089 each to Mr. Sandeep Batra and Mr. Rakesh Jha and Rs. 1,402,458 to Mr. Ajay Kumar Gupta (on a pro rata basis for the period served as Executive Director) for FY2024, subject to RBI approval and (b) grant of 254,100 stock options to Mr. Bakhshi and 196,000 stock options each to Mr. Batra and Mr. Jha and 8,890 stock options to Mr. Gupta (on a pro rata basis for the period served as Executive Director) under the ICICI Bank Employees Stock Option Scheme-2000 for FY2024, subject to RBI approval.

The Board had, at its meeting held on April 27, 2024, based on the recommendation of the BGRNC and subject to the approval of RBI and the Members, approved revision in Supplementary Allowance (due to merging of benefits such as gas, electricity facility and domiciliary reimbursements to supplementary allowance) to Rs. 2,014,935 per month to Mr. Bakhshi and Rs. 1,791,684 per month each to Mr. Batra, Mr. Jha and Mr. Gupta with effect from April 1, 2024. Basic salary of Mr. Bakhshi, Mr. Batra, Mr. Jha and Mr. Gupta continues to remain the same for FY2025.

The other components of remuneration have been mentioned in Item Nos. 8 to 11 of the Notice.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are

provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 8 to 11 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Mr. Batra, Mr. Jha and Mr. Gupta and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

Item No. 12

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank in the ordinary course of its banking business, opens Current account and Savings account ("CASA") and accepts deposits in such accounts from its customers and collects transaction banking fee and other applicable charges from such customers as per the prevailing applicable rates. Currently, no interest is paid to the customers on current account deposits and the Bank charges fees for various transactions as agreed with the customers. For savings account, the Bank levies charges/pays interest uniformly to all customers (related/unrelated parties) in accordance with Bank’s policies and RBI norms. The Bank had obtained shareholders’ approval for material related party transactions for FY2025 in the Annual General Meeting held on August 30, 2023 for current account deposits maintained by five specific entities stated therein. Through this proposal, approval is proposed to be modified for CASA deposits by all related parties of the Bank and its subsidiaries as compared to specific five entities covered earlier.

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	All related parties of the Bank and its subsidiaries
Type of transaction	Current account and Savings account (CASA) deposits accepted
Value of the transaction	Once an account is opened, a bank cannot legally stop amounts coming into the customer’s account and it is entirely up to the discretion of the customer how much amount it seeks to place into the account. Hence, the value of the transaction cannot be specified.
Material terms and particulars of the transactions

Currently, no interest is paid by banks on current account balance maintained by a customer. The Bank levies bank charges from the current account customers for various services.

For savings account, the Bank levies charges/pays interest uniformly to all customers (related/unrelated parties) in accordance with Bank’s policies and RBI norms.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party, being the depositor with the Bank, shall be the service recipient in such transaction.
Tenure of the transaction	Tenure shall depend on the discretion of the customer.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank or its subsidiaries.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 12 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties of the Bank or its subsidiaries.

The maximum balance at any day, during FY2025, between the Bank on one side and the Related Parties of the Bank or its subsidiaries, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or Related Parties of the Bank or its subsidiaries.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the Related Parties of the Bank or its subsidiaries are concerned/ interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 12 herein. The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 12 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 12 of the accompanying Notice.

NOTICE

Item No. 13

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may subscribe to the securities issued by the Related Party mentioned herein, or may purchase securities, issued by related/unrelated parties, from the Related Party mentioned herein. Primary market subscriptions of securities are at the prevailing market rates and are subscribed at the same terms at which securities are offered to all prospective investors. Secondary market purchases of securities are also undertaken at prevailing market rates/fair values. The Bank had obtained shareholders’ approval for this material related party transactions for FY2025 in the Annual General Meeting held on August 30, 2023. Through this proposal, the value of the transaction is proposed to be increased for one of the Related Party.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary)
Type of transaction	(i) Subscription of securities issued by the Related Party, and (ii) Purchase of securities from the Related Party (issued by related or unrelated parties)
Value of the transaction	Rs. 150.00 billion
Material terms and particulars of the transaction

In primary market, securities issued by Related Party are subscribed at the prevailing market rates and on the same terms at which securities are offered to all prospective investors.

Secondary market purchases of securities, issued by related/unrelated parties, from the Related Party are also undertaken at prevailing market rates/fair values, on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the investee, where the Bank would subscribe to the securities issued by such Related Party. The Related Party would be the seller, where the Bank would purchase the securities of related/unrelated parties from the Related Party.
Tenure of the transaction

In case of subscription of securities issued by the Related Party, tenure shall depend on the terms of issue of the securities. Tenure is not applicable in case of purchase of securities issued by related/unrelated parties from the Related Party.

% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	6.35%

NOTICE

Particulars	Details of transactions
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	34.27%
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Party.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance.

In primary market, securities issued by the Related Party are subscribed on the same terms as offered to all prospective investors. All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the related party transaction (end-usage)

In primary market, based on the objects of the issue.

Not applicable in case of purchase of securities. All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in subscription and purchase of securities (issued by related/unrelated parties), for its balance sheet management including the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities.
Valuation or other external party report	Subscription of securities issued by the Related Party, and purchase of securities (whether in securities of related or unrelated parties) from the Related Party are undertaken at prevailing market rates/ fair values, on an arm’s length basis.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 13 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/

directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 13 herein. The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 13 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 13 of the accompanying Notice.

NOTICE

Item No. 14

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank, may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable. The Bank had obtained shareholders’ approval for this material related party transactions for FY2025 in the Annual General Meeting held on August 30, 2023. Through this proposal, the value of the transaction is proposed to be increased for one of the Related Party.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction	Rs. 150.00 billion
Material terms and particulars of the transaction	Secondary market sale of securities are done at prevailing market rates/fair values on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	6.35%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	34.27%
Justification as to why the related party transaction is in the interest of the listed entity	The Bank may dispose of securities, for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various interested parties, which may include the aforesaid Related Party of the Bank too.
Valuation or other external party report	Sale of securities to the Related Party is done at prevailing market rates/fair values, on an arm’s length basis.

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 14 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 14 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 14 of the accompanying

Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 14 of the accompanying Notice.

Item No. 15

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Prudential Life Insurance Company Limited (ICICI Life) renders insurance services as per the terms agreed with the service receiver on an arm's length basis, to meet the business requirements.

The Bank had obtained shareholders’ approval for the premium paid to ICICI Life towards various policies and receipt of claims on those policies from ICICI Life for FY2025 in the Annual General Meeting held on August 30, 2023. The related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary also avail insurance services from ICICI Life. The transactions of ICICI Life with such related parties of the Bank and its subsidiaries do not qualify as ‘related party transactions’ in terms of the SEBI Listing Regulations for ICICI Life but qualify as ‘related party transactions’ for the Bank. Through this proposal, an additional approval is being sought for such material related party transactions for FY2025.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)
Name of the related party and relationship	All related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary

NOTICE

Particulars	Details of transactions
Type of transaction

•      Premium received by ICICI Life on issuance/re-issuance of policies

•      Claim benefits paid by ICICI Life on settlement/surrender of the policy

•      Pre-closure and re-issuance of the policy for the change in policy schemes

Value of the transaction

•      Premium received on issuance/re-issuance of policies: As per the terms and conditions of the insurance policy and the scale of business of the related parties of the Bank and its subsidiaries.

•      Claim benefits paid on settlement/surrender/change in insurance policy schemes: Value of transaction will vary as per the number of claims during the year.

Material terms and particulars of the transaction

•      Premium received on issuance/re-issuance of policies: As per the terms and conditions of the insurance policy.

•     Claim benefits paid on settlement/surrender/change in insurance policy schemes: As per terms and conditions of the insurance policy and the Company’s claim settlement procedures.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party of the Bank and its subsidiaries are service receivers and ICICI Life is the service provider.
Tenure of the transaction	As per insurance policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity/ subsidiary.

ICICI Life (“Insurer”) provides various Insurance products to cater to the requirements of corporate entities and financial institutions. These products cover mortality risk, morbidity risk and long term retirement benefits for their employees as well as customers to whom loans are being granted. The Insurer also issues such policies to various unrelated corporate entities and financial institutions.

The Insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims from corporate entities/financial institutions towards risk coverage and retirement benefits for employees as well as customers to whom loans have been granted. Claims are settled on a similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	Not applicable

NOTICE

ICICI Life may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 15 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2025, between ICICI Life on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI Life.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 15 herein. The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 15 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 15 of the accompanying Notice.

Item No. 16

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution,

notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Prudential Asset Management Company Limited ("ICICI AMC") is an unlisted subsidiary of the Bank. ICICI AMC pays dividend to its shareholders as per the ‘Policy for Declaration and Payment of Dividend’. The Bank and Prudential Corporation Holdings Limited are shareholders of ICICI AMC.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Prudential Asset Management Company Limited (Subsidiary of the Bank)
Name of the related party and relationship	• ICICI Bank Limited (Holding Company of ICICI AMC) • Prudential Corporation Holdings Limited (related party of ICICI AMC)
Type of transaction	Dividend payout during FY2025
Value of the transaction	• ICICI Bank Limited: At Actuals • Prudential Corporation Holdings Limited: At Actuals
Material terms and particulars of the transaction	Dividend is declared and paid on uniform terms to all shareholders of the company.

NOTICE

Particulars	Details of transactions
Nature of concern or interest of the related party (financial/otherwise)	Payment of dividend on the equity shares held
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity/ Company	The declaration of dividend is done in ordinary course of business on uniform terms to all shareholders of the entity.
Valuation or other external party report	Not applicable

ICICI AMC may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 16 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2025, between ICICI AMC on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI AMC.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 16 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 16 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No.16 of the accompanying Notice.

Item No. 17

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank offers foreign exchange remittance and derivative transactions as a market participant, at prevailing market rates/fair values, as may be applicable.

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Securities Limited (Subsidiary)
Type of transaction	Foreign exchange and derivative transactions
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Aggregate value of transaction during FY2025 not exceeding Rs. 50.00 billion II. ICICI Securities Limited: At actuals
Material terms and particulars of the transaction	The terms of transactions are subject to RBI norms and Bank’s internal policies for products offered which are applicable to all customers (related/unrelated).
Nature of concern or interest of the related party (financial/otherwise)	The Related Party shall be the service recipient in such transaction.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2024)	I. ICICI Prudential Life Insurance Company Limited: 2.12% II. ICICI Securities Limited: Not applicable, as the amounts cannot be specified
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2024)	I. ICICI Prudential Life Insurance Company Limited: 11.42% II. ICICI Securities Limited: Not applicable, as the amounts cannot be specified
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Not applicable

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 17 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/

directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 17 herein. The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 17 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 17 of the accompanying Notice.

NOTICE

Item No. 18

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank in the ordinary course of its banking business, opens Current account and Savings account (CASA) and accepts deposits in such accounts from its customers and collects transaction banking fee and other applicable charges from such customers as per the prevailing applicable rates. Currently, no interest is paid to the customers on current account deposits and the Bank charges fees for various transactions as agreed with the customers. For savings account, the Bank levies charges/pays interest uniformly to all customers (related/unrelated parties) in accordance with Bank’s policies and RBI norms.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	All related parties of the Bank and its subsidiaries
Type of transaction	Current account and Savings account (CASA) deposits accepted
Value of the transaction	Once an account is opened, a bank cannot legally stop amounts coming into the customer’s account and it is entirely up to the discretion of the customer how much amount it seeks to place into the account. Hence, the value of the transaction cannot be specified.
Material terms and particulars of the transaction

Currently, no interest is paid by banks on current account balance maintained by a customer. The Bank levies bank charges from the current account customers for various services.

For savings account, the Bank levies charges/pays interest uniformly to all customers (related/unrelated parties) in accordance with Bank’s policies and RBI norms.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party, being the depositor with the Bank, shall be the service recipient in such transaction.
Tenure of the transaction	Tenure shall depend on the discretion of the customer.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank or its subsidiaries.
Valuation or other external party report	Not applicable for the said transactions

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 18 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

The maximum balance at any day, during FY2026, between the Bank on one side and the Related Parties of the Bank or its subsidiaries, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or Related Parties of the Bank or its subsidiaries.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the Related Parties of the Bank or its subsidiaries, are concerned/ interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 18 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 18 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 18 of the accompanying Notice.

Item No. 19

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may subscribe to the securities issued by the Related Parties mentioned herein, or may purchase securities, issued by related/unrelated parties, from the Related Parties mentioned herein. Primary market subscriptions of securities are at the prevailing market rates and are subscribed at the same terms at which securities are offered to all prospective investors. Secondary market purchases of securities are also undertaken at prevailing market rates/fair values.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Subsidiary) III. India Infradebt Limited (Associate)
Type of transaction	(i) Subscription of securities issued by the Related Parties, and (ii) Purchase of securities from the Related Parties (issued by related or unrelated parties)
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 150.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 50.00 billion III. India Infradebt Limited: Rs. 75.00 billion

NOTICE

Particulars	Details of transactions
Material terms and particulars of the transaction

In primary market, securities issued by related parties are subscribed at the prevailing market rates and on the same terms at which securities are offered to all prospective investors.

Secondary market purchases of securities, issued by related/unrelated parties, from the Related Parties are also undertaken at prevailing market rates/fair values, on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the investee, where the Bank would subscribe to the securities issued by such Related Party. The Related Party would be the seller, where the Bank would purchase the securities of related/unrelated parties from the Related Party.
Tenure of the transaction	In case of subscription of securities issued by the Related Party, tenure shall depend on the terms of issue of the securities. Tenure is not applicable in case of purchase of securities issued by related/ unrelated parties from the Related Party.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 6.35% II. ICICI Lombard General Insurance Company Limited: 2.12% III. India Infradebt Limited: 3.18%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 34.27% II. ICICI Lombard General Insurance Company Limited: 17.05%
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Parties as above.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance.

In primary market, securities issued by the Related Parties are subscribed on the same terms as offered to all prospective investors. All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the related party transaction (end-usage)

In primary market, based on the objects of the issue.

Not applicable in case of purchase of securities. All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in subscription and purchase of securities (issued by related/unrelated parties), for its balance sheet management including the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities.
Valuation or other external party report	Subscription of securities issued by the Related Parties, and purchase of securities (whether in securities of related or unrelated parties) from the Related Parties are undertaken at prevailing market rates/ fair values, on an arm’s length basis.

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 19 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 19 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 19 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 19 of the accompanying Notice.

Item No. 20

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank, may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Subsidiary) III. India Infradebt Limited (Associate)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 150.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 60.00 billion III. India Infradebt Limited: Rs. 40.00 billion
Material terms transaction and particulars of the transaction	econdary market sale of securities are done at prevailing market rates/fair values on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.

NOTICE

Particulars	Details of transactions

Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 6.35% II. ICICI Lombard General Insurance Company Limited: 2.54% III. India Infradebt Limited: 1.69%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 34.27% II. ICICI Lombard General Insurance Company Limited: 20.46%
Justification as to why the related party transaction is in the interest of the listed entity	The Bank may dispose of securities, for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various interested parties, which may include the aforesaid Related Parties of the Bank too.
Valuation or other external party report	Sale of securities to the Related Parties is done at prevailing market rates/fair values, on an arm’s length basis.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 20 during FY2026, on an arm's length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 20 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 20 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 20 of the accompanying Notice.

Item No. 21

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

NOTICE

The Bank, in the ordinary course of its banking business provides credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities. The pricing of these facilities to related parties is compared with the pricing calculators of the Bank/comparative rates offered to unrelated parties.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Securities Limited (Subsidiary)
Type of transaction	Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the Related Parties mentioned above.
Value of the transaction

I.       ICICI Prudential Life Insurance Company Limited: Maximum limit of fund based and non-fund based facilities not exceeding Rs. 25.00 billion

II.       ICICI Securities Limited: Maximum limit of fund based and non- fund based facilities not exceeding Rs. 60.00 billion

Material terms and particulars of the transaction

Type of facility and the term and tenure of the transaction, in each case, depends on the requests made by the customers (including the Related Parties as above) in the ordinary course. The facilities are considered for sanction, on such terms and conditions (including rate of interest, security, tenure, etc.) as may be permitted under applicable RBI norms and relevant policies of the Bank including the Bank's credit policy.

The pricing of the transaction is based on prevailing market rate and is on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a borrower herein.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 1.06% II. ICICI Securities Limited: 2.54%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on the turnover for FY2024)	I. ICICI Prudential Life Insurance Company Limited: 5.71% II. ICICI Securities Limited: 118.82%
Details of financial indebtedness incurred for credit facility	The transaction forms part of the normal banking transaction of the Bank and the Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Parties as above.
Applicable terms of the credit facility
i. Covenants	The standard terms are as per applicable regulatory and the Bank’s internal policy, as agreed with the borrowers.

NOTICE

Particulars	Details of transactions
ii. Tenure	Up to 5 years depending upon the type of credit facilities.
iii. Interest Rate (%)	Prevailing lending rates of the Bank linked to internal/external benchmark.
iv. Repayment schedule	As per the term agreed with the borrowers
v. Secured/unsecured	Both secured/unsecured
vi. If secured, the nature of security	As per the terms agreed with the borrowers
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	The operational requirement of the borrowing entity as stated above. The Bank ensures that the funds are used for the purpose specified at the time of availing credit.
Justification as to why the related party transaction is in the interest of the listed entity	The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 21 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 21 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 21 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 21 of the accompanying Notice.

Item No. 22

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may undertake purchase/sale of loans from/to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	India Infradebt Limited (Associate)
Type of transaction	Purchase/Sale of loans
Value of the transaction	Aggregate value of transaction during FY2026 not exceeding Rs. 30.00 billion.
Material terms and particulars of the transaction	Purchase/Sale of loans are done as per applicable RBI guidelines on an arm’s length basis
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer/seller of the non-stressed loan from/to the Bank
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	1.27%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable
Details of financial indebtedness incurred for Purchase/Sale of loans	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Party.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security	Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of underlying loans.
Purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the related party transaction (end-usage)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity

The Bank actively engages in purchase/sale of loans (from/to related/ unrelated parties) in accordance with applicable RBI regulations, for its balance sheet management and to optimise profits from the portfolio by taking advantage of market opportunities.

Valuation or other external party report	Purchase/Sale of loans are done as per applicable RBI guidelines on an arm’s length basis.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 22 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

NOTICE

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 22 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 22 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 22 of the accompanying Notice.

Item No. 23

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes repurchase (repo) transactions and other permitted short-term borrowing transactions with eligible counterparties (including related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Subsidiary)
Type of transaction	Repurchase (repo) transactions and other permitted short-term borrowing transactions as per applicable regulations.
Value of the transaction	Aggregate value of transaction during FY2026 not exceeding Rs. 40.00 billion.
Material terms and particulars of the transaction	These are short-term borrowing transactions are undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related party undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	1.69%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	13.64%

NOTICE

Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI and other applicable regulations. The Bank undertakes these transactions to meet funding and liquidity requirements.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 23 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e.Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 23 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 23 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 23 of the accompanying Notice.

Item No. 24

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions with eligible counterparties (including its related parties) at prevailing market rates, and as per applicable RBI regulations.

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Subsidiary)
Type of transaction	Reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions
Value of the transaction	Aggregate value of transaction during FY2026 not exceeding Rs. 40.00 billion.
Material terms and particulars of the transaction	These are short-term lending transactions are undertaken at prevailing market rates in the ordinary course of banking business in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related party undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	1.69%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	13.64%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 24 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/

directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 24 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 24 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 24 of the accompanying Notice.

NOTICE

Item No. 25

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations,

transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank offers foreign exchange remittance and derivative transactions as a market participant, at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Lombard General Insurance Company Limited (Subsidiary) II. ICICI Prudential Life Insurance Company Limited (Subsidiary) III. ICICI Securities Limited (Subsidiary)
Type of transaction	Foreign exchange and derivative transactions
Value of the transaction	I. ICICI Lombard General Insurance Company Limited: Rs. 12.00 billion II. ICICI Prudential Life Insurance Company Limited: Rs. 50.00 billion III. ICICI Securities Limited: At actuals
Material terms transaction and particulars of the	The terms of transactions are subject to RBI norms and Bank’s internal policies for products offered which are applicable to all customers (related/unrelated).

Nature of concern or interest of the related party (financial/otherwise)	The Related Party shall be the service recipient in such transaction.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2024)	I. ICICI Lombard General Insurance Company Limited: 0.51% II. ICICI Prudential Life Insurance Company Limited: 2.12% III. ICICI Securities Limited: Not applicable, as the amounts cannot be specified
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2024)	I. ICICI Lombard General Insurance Company Limited: 4.09% II. ICICI Prudential Life Insurance Company Limited: 11.42% III. ICICI Securities Limited: Not applicable, as the amounts cannot be specified
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Not applicable

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 25 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 25 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 25 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 25 of the accompanying Notice.

Item No. 26

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank avails insurance services as per the terms agreed with the service provider on an arm's length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary)
Type of transaction	I. Premium paid on issuance/re-issuance of policies II. Claim benefits received on settlement/surrender/change in insurance policy schemes
Value of the transaction

I.     Premium paid on issuance/re-issuance of policies: Rs. 15.00 billion (excluding GST)

II.    Claim benefits received on settlement/surrender/change in insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured under insurance policies.

NOTICE

Particulars	Details of transactions
Material terms and particulars of the transaction	These transactions will be executed on an arm’s length basis. The insurance policy benefits paid by the insurer company are as per the terms and conditions of the insurance policy and the insurer’s claim settlement procedures.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a service provider herein.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)

I.     Premium paid on issuance/re-issuance of policies: 0.64%

Claim benefits received on settlement/surrender/change in insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured under insurance policies.

For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)

I.     Premium paid on issuance/re-issuance of policies: 3.43%

II.    Claim benefits received on settlement/surrender/change in insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured under insurance policies.

Justification as to why the related party transaction is in the interest of the listed entity

ICICI Prudential Life Insurance Company Limited ("Insurer") provides various insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the Bank’s employees as well as customers to whom loans are being granted. The Insurer also issues such policies to various unrelated corporate entities and financial institutions.

II.    The Insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims towards risk coverage and retirement benefits for the Bank’s employees as well as customers to whom loans had been granted. Claims are settled on similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 26 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and thei r relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 26 herein.

NOTICE

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 26 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 26 of the accompanying Notice.

Item No. 27

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Prudential Life Insurance Company Limited (ICICI Life) renders insurance services as per the terms agreed with the service receiver on an arm's length basis, to meet the business requirements.

The related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary also avail insurance services from ICICI Life. The transactions of ICICI Life with such related parties of the Bank and its subsidiaries do not qualify as ‘related party transactions’ in terms of the SEBI Listing Regulations for ICICI Life but qualify as ‘related party transactions’ for the Bank. Through this proposal, an approval is being sought for such material related party transactions for FY2026.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)
Name of the related party and relationship	All related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary
Type of transaction

•       Premium received by ICICI Life on issuance/re-issuance of policies

•       Claim benefits paid by ICICI Life on settlement/surrender of the policy

•       Pre-closure and re-issuance of the policy for the change in policy schemes

Value of the transaction

•       Premium received on issuance/re-issuance of policies: As per the terms and conditions of the insurance policy and the scale of business of the related parties of the Bank and its subsidiaries.

•       Claim benefits paid on settlement/surrender/change in insurance policy schemes: Value of transaction will vary as per the number of claims during the year

Material terms and particulars of the transaction

•       Premium received on issuance/re-issuance of policies: As per the terms and conditions of the Insurance policy.

•       Claim benefits paid on settlement/surrender/change in insurance policy schemes: As per terms and conditions of the insurance policy and the Company’s claim settlement procedures.

NOTICE

Particulars	Details of transactions
Nature of concern or interest of the related party(financial/otherwise)	The Related Party of the Bank and its subsidiaries are service receivers and ICICI Life is the service provider.
Tenure of the transaction	As per insurance policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity/ subsidiary.

ICICI Life (“Insurer”) provides various Insurance products to cater to the requirements of corporate entities and financial institutions. These products cover mortality risk, morbidity risk and long term retirement benefits for their employees as well as customers to whom loans are being granted. The Insurer also issues such policies to various unrelated corporate entities and financial institutions.

The Insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims from corporate entities/financial institutions towards risk coverage and retirement benefits for employees as well as customers to whom loans have been granted. Claims are settled on a similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	Not applicable

ICICI Life may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 27 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between ICICI Life on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI Life.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/

directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 27 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 27 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 27 of the accompanying Notice.

NOTICE

Item No. 28

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Prudential Asset Management Company Limited ("ICICI AMC") is an unlisted subsidiary of the Bank. ICICI AMC pays dividend to its shareholders as per the ‘Policy for Declaration and Payment of Dividend’. The Bank and Prudential Corporation Holdings Limited are shareholders of ICICI AMC.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Prudential Asset Management Company Limited (Subsidiary of the Bank)
Name of the related party and relationship	• ICICI Bank Limited (Holding Company of ICICI AMC) • Prudential Corporation Holdings Limited (related party of ICICI AMC)
Type of transaction	Dividend payout during FY2026
Value of the transaction	• ICICI Bank Limited: At Actuals • Prudential Corporation Holdings Limited: At Actuals
Material terms and particulars of the transaction	Dividend is declared and paid on uniform terms to all shareholders of the Company.
Nature of concern or interest of the related party (financial/otherwise)	Payment of dividend on the equity shares held
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2024)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2024)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity/ Company	The declaration of dividend is done in ordinary course of business on uniform terms to all shareholders of the entity.
Valuation or other external party report	Not applicable

NOTICE

ICICI AMC may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 28 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between ICICI AMC on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI AMC.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 28 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 28 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 28 of the accompanying Notice.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 27, 2024

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

NOTICE

ANNEXURE I TO ITEM NOS. 7 TO 11 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Rohit Bhasin

Name of the Director	Mr. Rohit Bhasin (DIN: 02478962)
Age	64 years 3 months
Date of first appointment on Board	The Board at its meeting held on June 29, 2024 approved the appointment of Mr. Rohit Bhasin as an Additional Independent Director of the Bank for five years effective from July 26, 2024, subject to the approval of Members.
Brief resume including qualification and experience	Mr. Rohit Bhasin is a Chartered Accountant with a rich and varied experience of working for more than 21 years with PricewaterhouseCoopers (PwC). In the past five years he has also been involved as an Independent Director and Audit Committee Chairperson of several leading listed Indian companies. In PwC, he was for several years a member of the India Leadership team and the Partner Oversight Committee and gained useful knowledge and insights in the areas of Governance, Business Management, Risk Management, Leadership Development skills and Human Resources. His awareness of Banking services was developed during his nearly decade long experience of working with Standard Chartered Bank in India.
Expertise in specific functional areas	Accountancy, Banking, Finance, Human Resources, Risk Management and Business Management
Other Directorships (as on July 27, 2024)	1. ICICI Bank Limited
2. Star Health and Allied Insurance Company Limited
3. Dr. Lal Pathlabs Limited
4. Yatra Online Limited
5. Yatra for Business Private Limited
6. TSI Yatra Private Limited
7. Indira IVF Hospital Private Limited
8. Securenow Techservices Private Limited
9. Select Synergies & Services Private Limited

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 27, 2024)

ICICI Bank Limited

•       Audit Committee

•       Risk Committee

•       Review Committee for Identification of Wilful Defaulters/Non Co-Operative Borrowers

Star Health and Allied Insurance Company Limited

•       Audit Committee - Chairman

•       Nomination and Remuneration Committee - Chairman

•       Investment Committee

•       Board Administrative Committee

Dr. Lal Pathlabs Limited

•       Audit Committee - Chairman

•       Risk Management Committee

Yatra Online Limited

•       Audit Committee - Chairman

•       Nomination and Remuneration Committee

•       Risk Management Committee

•       Stakeholders Relationship Committee

Indira IVF Hospital Private Limited

•       Audit Committee - Chairman

Securenow Techservices Private Limited

•       Audit Committee

•       HR Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 26, 2024)	Nil
No. of board meetings attended during the financial year (FY2024)	Not applicable
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years effective from July 26, 2024, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of Rs. 100,000 for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration of Rs. 3,000,000 per annum.

NOTICE

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	64 years 2 months
Date of first appointment on Board

The Board at its meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director and Chief Operating Officer (Designate). RBI and Members approved the said appointment effective July 31, 2018.

The Board at its meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as MD & CEO for a period of five years, subject to the approval of RBI and Members. RBI and Members approved the appointment of Mr. Bakhshi as MD & CEO for a period effective from October 15, 2018 upto October 3, 2023.

The Board at its meeting held on October 22, 2022 and the Members at the Annual General Meeting held on August 30, 2023 approved the re-appointment of Mr. Bakhshi as MD & CEO for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to the approval of RBI. RBI vide its letter dated September 11, 2023 approved the re-appointment of Mr. Bakhshi as MD & CEO for a period effective from October 4, 2023 to October 3, 2026.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Expertise in specific functional areas	Banking, Finance, Business Management and Insurance
Other Directorships (as on July 27, 2024)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 27, 2024)

ICICI Bank Limited

•       Credit Committee - Chairman

•       Review Committee for Identification of Wilful Defaulters/Non Co-Operative Borrowers - Chairman

•       Customer Service Committee

•       Fraud Monitoring Committee

•       Committee of Executive Directors

•       Committee of Senior Management

•       Asset Liability Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 26, 2024)	333,750 equity shares
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY2024 are provided in the Board’s Report.

NOTICE

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	58 years 6 months
Date of first appointment on Board

The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later. RBI vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors vide a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Batra as an Executive Director of the Bank.

The Board at its meeting held on May 28, 2023 approved the re-appointment of Mr. Batra for a further period of two years with effect from December 23, 2023 to December 22, 2025 subject to the approval of RBI. This term of two years is within the five years term as approved by the Members. RBI vide its letter dated December 20, 2023, communicated its approval for the re-appointment of Mr. Batra as Executive Director of the Bank with effect from December 23, 2023 till December 22, 2025.

Brief resume including qualification and experience

Mr. Sandeep Batra is responsible for Corporate Centre since July 2018. He is responsible for Corporate Communications, Finance, Human Resource, Legal, Customer Service & Secretarial Groups. He is also administratively responsible for Risk function, Internal Audit and Compliance Groups.

He has been with ICICI since 2000 and his previous stints included being Executive Director, CFO at ICICI Prudential Life Insurance Company Limited and Group Compliance Officer & Company Secretary at ICICI Bank. He is a Chartered Accountant and Company Secretary by qualification.

Expertise in specific functional areas	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance and Economics
Other Directorships (as on July 27, 2024)

1.       ICICI Prudential Life Insurance Company Limited, Chairman

2.       ICICI Prudential Asset Management Company Limited, Chairman

3.       ICICI Venture Funds Management Company Limited, Chairman

4.       ICICI Lombard General Insurance Company Limited

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 27, 2024)

ICICI Bank Limited

•       Risk Committee

•       Information Technology Strategy Committee

•       Stakeholders Relationship Committee

•       Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

•       Committee of Executive Directors

•       Committee of Senior Management

•       Asset Liability Management Committee

•       Executive Investment Committee

ICICI Prudential Life Insurance Company Limited

•       Board Nomination & Remuneration Committee

•       Board Risk Management Committee

•       Board Investment Committee

•       Board Information Technology Strategy Committee

ICICI Prudential Asset Management Company Limited

•       Investment Committee - Chairman

•       Information Technology Strategy Committee

•       Nomination and Remuneration Committee

ICICI Venture Funds Management Company Limited

•       Audit Committee

•       Nomination & Remuneration Committee

ICICI Lombard General Insurance Company Limited

•       Audit Committee

•       Board Nomination and Remuneration Committee

•       Investment Committee

•       Information Technology Strategy Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 26, 2024)	336,070 equity shares
No. of board meetings attended during the financial year (FY2024)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2024 are provided in the Board’s Report.

NOTICE

Mr. Rakesh Jha

Name of the Director	Mr. Rakesh Jha (DIN: 00042075)
Age	52 years and 8 months
Date of first appointment on Board

The Board at its meeting held on April 23, 2022, subject to the approval of RBI and Members, approved the appointment of Mr. Rakesh Jha as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later.

The Members at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Jha as a Wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by RBI, whichever is later. RBI vide its letter dated September 2, 2022 communicated its approval for the appointment of Mr. Jha as an Executive Director of the Bank for a period of three years from the date of its approval, i.e. September 2, 2022.

Brief resume including qualification and experience

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role.

Mr. Jha is responsible for the retail, small enterprises and corporate banking businesses of the Bank.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology.
Other Directorships (as on July 27, 2024)

1.       ICICI Lombard General Insurance Company Limited, Chairman

2.       ICICI Home Finance Company Limited, Chairman

3.       ICICI Securities Limited

4.       ICICI Venture Funds Management Company Limited

5.       Mastercard Asia/Pacific Pte Ltd

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June July 27, 2024)

ICICI Bank Limited

•       Corporate Social Responsibility Committee

•       Credit Committee

•       Customer Service Committee

•       Fraud Monitoring Committee

•       Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

•       Committee of Executive Directors

•       Committee of Senior Management

•       Asset Liability Management Committee

•       Executive Investment Committee

ICICI Lombard General Insurance Company Limited

•       Risk Management Company

•       Strategy Committee

ICICI Home Finance Company Limited

•       Board Governance, Nomination and Remuneration Committee

•       Management Committee

•       Committee of Directors

ICICI Securities Limited

•       Nomination & Remuneration Committee

ICICI Venture Funds Management Company Limited

•       Audit Committee - Chairman

•       Corporate Social Responsibility Committee - Chairman

•       Nomination & Remuneration Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 26, 2024)	131,700 equity shares
No. of board meetings attended during the financial year (FY2024)	9/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Jha in FY2024 are provided in the Board’s Report.

NOTICE

Mr. Ajay Kumar Gupta

Name of the Director	Mr. Ajay Kumar Gupta (DIN: 07580795)
Age	57 years and 6 months
Date of first appointment on Board

The Board at its meeting held on November 24, 2023 approved the appointment of Mr. Ajay Kumar Gupta as an Additional Director and whole- time Director (designated as Executive Director) of the Bank subject to such other approvals, as may be required, effective from November 27, 2023 or the date of approval from Reserve Bank of India, whichever is later until November 26, 2026.

RBI communicated its approval for the appointment of Mr. Gupta as whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank recorded March 15, 2024 as the effective date of appointment and taking charge by Mr. Gupta as an Executive Director of the Bank. The Members through Postal Ballot on May 14, 2024 approved the appointment of Mr. Gupta as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 till November 26, 2026.

Brief resume including qualification and experience

Mr. Ajay Kumar Gupta is a Chartered Accountant, 1991. He is responsible for credit policy formulation and credit underwriting for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank.

He joined ICICI Limited on November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System and Information Technology
Other Directorships (as on July 27, 2024)	I-Process Services (India) Private Limited, Chairman
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 27, 2024)

ICICI Bank Limited

•       Information Technology Strategy Committee

•       Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

•       Committee of Executive Directors

•       Committee of Senior Management

•       Asset Liability Management Committee

•       Executive Investment Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None

NOTICE

No. of equity shares held in the Company (as on July 26, 2024)	594,068 equity shares
No. of board meetings attended during the financial year (FY2024)	N.A. (As Executive Director)
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Gupta in FY2024 are provided in the Board’s Report.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 27, 2024

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

NOTICE

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the prevailing provisions under the Income-tax Act, 1961 (“the Act”), dividend paid or distributed by the Bank is taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source (TDS) under Section 194 of the Act or Section 195 of the Act at the prescribed rates at the time of making payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable if pursuant to Section 206AA of the Act valid permanent account number (PAN) has not been provided by shareholder or pursuant to Section 139AA of the Act where PAN is inoperative due to non-linking with Aadhaar or pursuant to Section 206AB of the Act shareholder being a specified person.

A specified person is one who has not complied with filing of income tax returns for last year and is having aggregate tax deducted at source and tax collected at source of Rs. 50,000 or more in the previous year. A non-resident not having permanent establishment in India is not considered as a specified person.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable, as explained herein.

A. Resident Shareholders

1.	For Resident Shareholders, TDS will be applicable at 10% on the amount of dividend. In case valid PAN is not provided or PAN-Aadhaar is not linked or shareholder is a specified person, then the TDS will be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or KFin Technologies Limited (“KFin Technologies”), Registrar & Share Transfer Agent (“R & T Agent”) for equity shares of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in dematerialised form) immediately. Further, shareholders who have not linked their PAN with Aadhaar are requested to get it linked.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed Rs. 5,000 per year.

•	The shareholder has provided duly filled and signed Form 15G (applicable to any Person other than a company or a Firm)/Form 15H (applicable to an Individual above the age of 60 years) for previous year 2024-25 relevant to assessment year 2025-26 with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil	• Declaration that it is an Insurance company as specified under Proviso to Section 194 of the Act • Self-attested copy of certificate of registration with IRDAI • Self-attested copy of PAN card

NOTICE

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
b.	Government, Reserve Bank of India (RBI), Specified Corporations established by or under Central Act whose income is exempt from tax, and Mutual Funds specified under Section 10(23D) of the Act	il	• Declaration that it is covered by Section 196 of the Act read with the Circulars issued thereunder. • Self-attested copy of relevant registration documents • Self-attested copy of PAN card
c.	Category - I & II Alternative Investment Funds (AIF) registered with the Securities and Exchange Board of India (SEBI)	Nil

•       Declaration that its income is exempt under Section 10(23FBA) of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•       Self-attested copy of SEBI AIF registration certificate

•       Self-attested copy of the PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS

•       Declaration that it is covered by CBDT circular orNotification

•       Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or notification

•       Self-attested copy of PAN card

e.	All resident shareholders	Rate specified in the lower or nil deduction certificate issued by the income tax department	• Self-attested copy of certificate under Section 197 of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B. Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt (ADR), TDS will be applicable under Section 196C of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor (FII/FPI), TDS will be applicable under Section 196D of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of Section 195 of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

4.	The Non-resident shareholders who has a permanent establishment in India and is a specified person would be liable for twice the rate of TDS as applicable to them.

5.	If certificate under Section 197/195 of the Act is obtained by Non-resident shareholders for lower/Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Pursuant to Section 90(2) of the Act, Non-resident shareholders (other than Depositary for ADRs) have the option to be avail the benefit of tax treaty between India and the countries of their tax residence for which such Non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

NOTICE

1.	Self-attested copy of the PAN card allotted by the Indian Income Tax authorities; If the PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate (TRC) (for FY 2024-25) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from such other language to English language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

3.	Self-declaration in Form 10F filed for FY 2024-25 on the Income Tax portal, if all the details required in this form are not mentioned in the TRC.

4.	Self-declaration by the non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of Non-resident shareholders Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits and/or to avoiding higher TDS as per Section 206AB of the Act.

Please note that the Bank in its sole and absolute discretion reserves the right to call for any further information and/or to apply domestic law/tax treaty for TDS.

General Instructions

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess, wherever applicable.

2.	Shareholders holding shares in dematerialised mode, are requested to update their details such as tax residential status, PAN, bank account details, postal address, email address, mobile number and nomination with their depository participants.

Shareholders holding shares in physical mode are requested to update the aforementioned details by submitting the relevant Forms to KFin Technologies. The Forms are available on the website of the Bank at https://www.icicibank.com/about-us/invest-relations and on the website of KFin Technologies at https://ris.kfintech.com/clientservices/isc/isrforms.aspx.

In case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature, in respect of physical folios, shareholders please note that as mandated by SEBI, dividend shall be paid only through electronic mode with effect from April 1, 2024 upon furnishing all the aforesaid details in entirety.

3.	Shareholders holding shares under multiple accounts under different status/categories and single PAN, maynote that highest rate of tax applicable to the status in which shares held under a PAN will be considered on their entire holding in different accounts.

4.	As per Rule 37BA of the Income-tax Rules, 1962, in case where the dividend is received in the hands of one person but is assessable in the hands of other person, the tax may be deducted in the name of such other person if the first-mentioned person provides a declaration.

5.	Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above-mentioned information as on record date i.e. August 12, 2024 as per the details available with the Depositories/R & T Agent.

6.	In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/submit documents as applicable to them on or before August 12, 2024 (6:00 p.m. IST) at https://ris.kfintech.com/form15/ forms.aspx?q=0.

7.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

NOTICE

8.	No communication on the tax determination/deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, there would still be an option available with the shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

All communications/queries in this respect should be sent to email address at einward.ris@kfintech.com.

9.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

10.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

11.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under Section 206AB or Section 139AA of the Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	:August 06, 2024	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager